GATX Corporation 222 West Adams Street Chicago, Illinois 60606	Peter J. Falconer Associate General Counsel, Corporate Securities Tel: 312.621.8086 Fax: 312.499.7265 peter.falconer@gatx.com
August 25, 2010
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	GATX Corporation
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
Form 10-Q for the quarter ended June 30, 2010
Filed July 28, 2010
Form DEF 14A
Filed March 12, 2010
File No. 001-02328
Dear Ms. Cvrkel:
          On behalf of GATX Corporation (“GATX” or the “Company”), I am submitting our responses to the comment letter dated August 16, 2010, addressed to Mr. Brian A. Kenney. The comments in your letter are duplicated below and are followed immediately by the Company’s responses.
Annual Report on Form 10-K for the year ended December 31, 2009
Item 1A. Risk Factors, page 9
1.	We note in the opening paragraph to the risk factors section that you refer to other risks not described in the risk factors. All material risks should be described in this section. In future filings, please do not reference risks that you do not deem material.
We will revise our risk factors section in future filings and will not reference risk factors that we do not deem to be material.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Non-GAAP Financial Measures, page 47
2.	We note that the Company has presented the non-GAAP measures “Income from continuing operations, excluding tax benefits and other items” and “Diluted earnings per share, excluding tax benefits and other items” in the table on page 48. Please revise your

Division of Corporation Finance
Securities and Exchange Commission
August 25, 2010

disclosures with respect to these and any other non-GAAP measures presented in future filings to explain why management believes the presentation of these non-GAAP measures provides useful information to investors. Refer to the guidance outlined in Item 10(e)(i) of Regulation S-K.
We will revise our disclosures in future filings with respect to any non-GAAP measures presented and provide an explanation as to why GATX management believes those measures provide useful information to investors in accordance with Item 10(e)(i) of Regulation S-K.
Financial Statements, page 49
Notes to consolidated Financial Statements, page 55
Note 3. Significant Accounting Policies, page 55
Operating Assets and Facilities, page 56
3.	We note the disclosure on page 56 indicating that during 2009, ASC increased the estimated useful lives of certain vessels from 50 to 65 years. Please tell us and revise the notes to the Company’s financial statements in future filings to explain the nature and timing of the changes in facts or circumstances that resulted in this change in estimated useful life of certain vessels during 2009. Also, in future filings please ensure that the notes to the Company’s financial statements include the disclosures required by ASC 250-10-50-4 with respect to this change in estimate.
The estimated useful lives for ASC’s vessels were originally determined in the 1970s when the vessels were constructed. At that time, it was determined that the primary component that would limit the useful life of the vessels was the integrity of the hull, and based on best estimates, a 50-year life was selected as an appropriate depreciable life. Since then, ASC has taken great care in maintaining its fleet, and the fresh water conditions of the Great Lakes have proven to be less corrosive to the vessel hulls than originally anticipated. In 2008, ASC conducted an extensive evaluation of the hull conditions of each of its 12 owned vessels. This evaluation included physical inspections, hull thickness measurements and related engineering analyses. Projected maintenance on the vessels also was reviewed. As a result of this review process, ASC determined that the vessels were in excellent condition and would likely operate well past the original useful life expectation of 50 years. Based on this analysis, ASC concluded that a more appropriate estimate of the useful lives of the vessels was 65 years, extending the remaining expected useful lives of the applicable vessels by 15 years. This change in accounting estimate resulted in a $3.5 million reduction to depreciation expense in 2009 and a corresponding increase to net income and diluted earnings per share of $2.2 million and $0.05, respectively. We will revise the footnotes to our financial statements in future filings to fully explain these facts and circumstances and include the disclosures required by ASC 250-10-50-4.
Note 4. Supplemental Cash Flow and Noncash Investing and Financing Transactions, page 61
Noncash Investing and Financing Transactions, page 61
4.	We refer to footnote (a) which describes a balance sheet “reclassification” of a money market fund. Please tell us where the money market fund was reclassified from and to within the balance sheet and explain why such non-cash reclassification resulted in cash activity within cash flows from investing activities during 2008. As part of your response, please indicate whether the illiquidity in the investment resulted in an impairment analysis and related impairment charge during 2008. If no impairment charge was considered

Division of Corporation Finance
Securities and Exchange Commission
August 25, 2010

necessary, please explain why. We may have further comment upon receipt of your response.
During 2008, the net asset value of a money market fund investment with a net book value of $42.1 million, previously classified as a cash equivalent, fell below one dollar per share. Trading in shares of the fund was halted and liquidation proceedings followed. As a result, GATX reclassified this investment on its consolidated balance sheet from “cash and cash equivalents” to “other assets”. The reclassification on the consolidated statement of cash flows noted in footnote (a) for the year ended December 31, 2008 was required to reconcile the reported balances of cash and cash equivalents. In addition, we recorded a $3.8 million impairment loss with respect to this investment which we have disclosed in our periodic filings for 2008 and 2009.
Note 5. Leases, page 61
5.	Please revise future filings to disclose the initial direct costs associated with your direct financing leases in accordance with ASC 840-30-50-4.
As of December 31, 2009, the balance of initial direct costs associated with our direct financing leases was $1.8 million. In future filings, we will revise the footnotes to our financial statements to disclose the initial direct costs associated with our direct financing leases in accordance with ASC 840-30-50-4.
Note 7. Variable Interest Entities, page 64
6.	We note that the variable interest entities in which the Company holds investments have obtained financing through loans from its equity investors. In this regard, please tell us and revise future filings to include the disclosures required by ASC 810-10-50-12c and d.
None of the variable interest entities (“VIEs”) in which GATX held an interest had loans from equity investors for the periods presented, however, such loans could be provided by GATX or the other equity investors in the future. We will revise and clarify our disclosures in future filings to eliminate the reference to loans from equity investors or otherwise specify if such loans are provided.
Additionally, GATX did not provide financial or other support during the periods presented to any VIEs that it was not previously contractually required to provide. Other than a guarantee of an affiliate lease obligation that we disclosed in Note 7, there are no liquidity arrangements or agreements to fund capital or purchase assets that could require GATX to provide additional financial support to a VIE. If such support is provided in the future, we will disclose the information required by ASC 810-50-12(c) and (d).
Note 14. Earnings per Share, page 83
7.	Please tell us how you have considered the Phantom Stock Awards disclosed in Note 11 in your diluted earnings per share calculations. It appears as though such amounts should be included within diluted earnings per share given that the settlement to be made requires the issuance of common stock. Please refer to ASC 260-10-45-45. Please advise or revise as appropriate.
The shares of common stock underlying the Phantom Stock Awards have been included in our diluted earnings per share calculation. They are included with the dilutive securities labeled “equity

Division of Corporation Finance
Securities and Exchange Commission
August 25, 2010

compensation plans” in Note 14, Earnings per Share. As we disclosed in Note 11 to our 2009 financial statements, 136,210 of phantom stock units were outstanding at December 31, 2009.
Note 24. Selected Quarterly Financial Data (unaudited), page 97
8.	We note a substantial increase in third quarter 2008 gross income and net income. In this regard, please revise future filings to disclose the nature and amount of any unusual items that impacted you quarterly results of operations for the various periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation 8-K.
In future filings we will disclose the nature and amount of any unusual items that impacted quarterly results reported in our disclosure of Selected Quarterly Financial Data.
Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Discussion of Operating Results, page 17
Other, page 26
9.	We note from discussion on page 26 that other income and expense for the first six months of 2009 consisted primarily of the reversal of a non-income tax accrual. Please tell us the amount and specific nature of this accrual including when it was initially established and why and explain the nature and timing of the events or circumstances that occurred during the six months ended June 30, 2009 that resulted in the reversal of this accrual during the period. We may have further comment upon receipt of your response.
We have recorded an accrual for contingencies attributable to audits, litigation and disputes related to non-income taxes, including sales and use taxes, property taxes and other ad valorem taxes. This accrual is determined by our best estimate of the expected outcome of any such controversies based on all facts and circumstances. It is reviewed regularly and adjusted as required. In 2009, we reversed $1.9 million of this accrual due to a combination of favorable industry developments with respect to ad valorem tax litigation and audit closes. The accrual amounts associated with these issues were established prior to 2006. After giving effect to this adjustment, the remaining accrual balance was $0.9 million.
Definitive Proxy Statement on Schedule 14A
Use of Compensation Survey Data, page 16
10.	We note that you target executive salaries to what you believe to be comparable to the “median range” of salary levels paid to executives at similarly sized companies. As such, it appears that you use benchmarking to determine levels of executive compensation. In future filings, please disclose the companies against which you benchmark, including those that appear in any executive compensation survey that you rely on in determining levels of compensation or advise as to why this is not necessary. In your disclosure in future filings, please also be specific as to where your compensation falls compared to the compensation of companies to which you benchmark.
In our letters to the Staff dated October 28, 2008, January 4, 2008, and October 16, 2007, we discussed these same issues in connection with the Staff’s review of our 2008 and 2007 proxy statements. We do not believe that the Company engages in “benchmarking” as the Company does not target compensation of named executive officers, or any portion thereof, to a specific percentile of either of the compensation

Division of Corporation Finance
Securities and Exchange Commission
August 25, 2010

surveys it reviews in any formulaic fashion. Rather, the Company uses the surveys to understand current compensation practices at similarly-sized companies in order to assist the Company to achieve its goal of having the various elements of compensation be competitive. Further, the compensation surveys are just a starting point for our compensation review process, and actual compensation decisions with respect to specific individuals are influenced by a variety of factors in addition to the surveys, including experience, tenure, unique responsibilities and individual performance. Following submission of our response letter dated January 4, 2008, we were advised by the Staff that they had no further comments on our 2007 proxy statement. Our 2008 Compensation Discussion and Analysis reflected the modifications to the disclosure that had been discussed with the Staff during the 2007 comment process and, following submission of our response letter on October 28, 2008, the Staff advised us that they had no further comments on our 2008 proxy statement. Our practices with regard to the use of compensation surveys did not change during the 2006 — 2008 compensation years.
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In responding to the Division’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses, or if you require any additional information, please call me at (312) 621-8086.

Sincerely yours,
/s/ Peter J. Falconer
Peter J. Falconer
Associate General Counsel, Corporate Securities